02053293

UF 9-13-02

...ITED STATES
...EXCHANGE COMMISSION
...ington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9545

RECEIVED SEP 11 2002 WASH., D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 1999 (MM/DD/YY) AND ENDING MAY 31, 2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WECHSLER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 SOUTH BEDFORD ROAD
(No. and Street)

MT. KISCO	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG (914) 242-6060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.
(Name — if individual, state last, first, middle name)

1430 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vfa-19-02

OATH OR AFFIRMATION

I, JAY MITTENTAG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WECHSLER & CO., INC., as of MAY 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jay Mittentag
Signature

Chief Financial Officer
Title
FINOP

Sworn to before me
this 6th day of September 2000

Deborah A Berwa
Notary Public

DEBORAH A. BERWA
Notary Public, State of New York
No 01BE6016404
Qualified in Westchester County
Commission Expires November 16, 2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WECHSLER & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED MAY 31, 2000

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

WECHSLER & CO., INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

105 SOUTH BEDFORD ROAD [20]

(No and Street)

MT. KISCO [21] (City)   NY [22] (State)   10549 [23] (Zip)

SEC FILE NO

8-9545 [14]

FOR FIRM ID NO

13-1944376 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

JUNE / 1 / 1999 [24]

AND ENDING (MM/DD/YY)

MAY /31 /2000 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG [30]

(Area Code) - Telephone No.

(914) 242-6060 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
NONE	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true,correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 6th day of September 2002

Manual Signatures of

1) ______________________
Principal Executive Officer or ~~Managing~~ Partner

2) Jay Mittentag
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

WECHSLER & CO., Inc.
MAY 31, 2002

CONTENTS

	PAGE
Report of Independent Certified Public Accountants	1
Statement of Financial Condition	2 – 3
Statement of Earnings	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
SUPPLEMENTARY SUPPORTING SCHEDULES:	
Computation of Net Capital and Aggregate Indebtedness	9 - 10
Exemptive Provision Under rule 15c3-3	11
Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 To Corporation's Corresponding Unaudited Form X-17A-5 Part IIA Filing May 31, 2000	12
Report on Internal Accounting Control	13 - 14

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Wechsler & Co., Inc.
Mt. Kisco, New York

We have audited the accompanying statement of financial condition of Wechsler & Co., Inc. as of May 31, 2000 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wechsler & Co., Inc. as of May 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 14, 2001

Sanford Becker & Co. PC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 5 /31 / 2000 | 99
SEC FILE NO. 8-9545 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		92,206	200			92,206	750
2. Receivables from brokers or dealers:							
A. Clearance account		32,371,575	295				
B. Other			300		550	32,371,575	810
3. Receivable from non-customers			355		600		830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt Securities		3,035,495	419				
C. Options			420				
D. Other securities		105,842,498	424				
E. Spot commodities			430			108,877,993	850
5. Securities and/or other investments not readily marketable:							
A. At cost	130						
B. At estimated fair value			440		610		860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities	150						
B. Other securities	160						
7. Secured demand notes:			470		640		890
Market value of collateral:							
A. Exempted securities	170						
B. Other securities	180						
8. Membership in exchanges:							
A. Owned, at market	190						
B. Owned, at cost					650		
C. Contributed for use of the company at market value					660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	1,695,100	670	1,695,100	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	51,647	680	51,647	920
11. Other assets			535	129,926	735	129,926	930
12. TOTAL ASSETS		141,341,774	540	1,876,673	740	143,218,447	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5/31/2000

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		1045		1255		1470
14. Payable to brokers or dealers						
A. Clearance account		1114	16,788,764	1315	16,788,764	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased at market value			43,018,548	1360	43,018,548	1620
17. Accounts payable, accrued liabilities expenses and other	1,097,737	1205	30,579,518	1385	31,677,255	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders [1000]						
2. Includes equity subordination (15c3-1(d)) of [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	1,097,737	1230	90,386,830	1450	91,484,567	1760

Ownership Equity

21. Sole proprietorship		1770
22. Partnership (limited partners [1020])		1780
23. Corporation:		
A. Preferred stock	795,652	179
B. Common Stock	50,247	179
C. Additional paid-in capital		179
D. Retained earnings	50,887,981	179
E. Total	51,733,880	179
F. Less capital stock in treasury	( )	179
24. TOTAL OWNERSHIP EQUITY	51,733,880	180
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	143,218,447	18

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER AND CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED MAY 31, 2000

Revenue			
Commissions			14,654
Profit - Trading Securities			13,999,123
Dividends & Interest (Net)			292,724
Other			1,387,298
	Totals		15,693,799
Expenses			
Employee Compensation and Benefits			8,213,975
Communications			257,091
Interest			2,956,242
Occupancy Expenses			124,115
Other Operating Expenses			8,749,270
Clearance Charges			84,917
	Totals		20,385,610
Net Loss Before Federal Income Taxes and Unrealized Gains			(4,691,811)
Unrealized Gains - Trading and Investment Securities			54,705,640
Net Income Before Federal Income Tax			50,013,829
Provision For Taxes			
Current		856,084	
Deferred		21,429,481	22,285,565
Net Income			**$27,728,264**

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER AND CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MAY 31, 2000

	COMMON STOCK	PREFERRED STOCK	RETAINED EARNINGS	TOTAL
BALANCE - JUNE 1, 1999	188,530	1,052,652	26,949,031	28,190,213
ADD:				
Net Earnings for the Year (as previously filed)			33,469,059	
Adjustment to Net Earnings for Deferred Taxes			(5,740,796)	
Net Earnings Less Deferred Taxes			27,728,263	27,728,263
DEDUCT:				
Adjustment to Retained Earnings for Deferred Taxes Prior to June 1,1999			(1,947,427)	(1,947,427)
Redemption 257 Shs Pfd Stock		(257,000)	(229,011)	(486,011)
Redemption 18 Shares Common Stock	(138,283)		(1,612,875)	(1,751,158)
BALANCE - MAY 31, 2000	**$50,247**	**$795,652**	**$50,887,981**	**$51,733,880**

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER AND CO., INC.
CORRECTION OF PREFERRED STOCK
YEAR ENDED MAY 31, 2000

	Fiscal Year Ending May 31, 2000 PREFERRED STOCK	Fiscal Year Ending May 31, 2001 PREFERRED STOCK
Beginning Balance:	**1,052,652**	**795,652**
ADD:		
Adjustment to Correct Pfd Stock Booking		3,017,098
DEDUCT:		
Redemption 257 Shs Pfd Stock	(257,000)	
Redemption 1208 Shs Pfd. Stock		(1,208,000)
Ending Balance:	**$795,652**	**$2,604,750**

The issued and outstanding shares of Preferred Stock for Fiscal Year End 2000 is 3,812.75 shares

The stock has a $1,000 Cumulative Preferred 6% No Par Value. Therefore the stock value for Fiscal Year End 2000 is understated by $3,107,098.

The correction has been reflected in the Amended Annual Audited Report for year end May 31, 2001 dated August 26, 2002.

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit For The Year		$	27,728,263
Adjustment To Reconcile Net Loss To Net Cash Provided by Operating Activities			
Depreciation	(52,546)		
Increase in Receivable From Brokers or Dealers	31,764,046		
Increase in Other Assets	180,245		
Decrease in Payable to Brokers or Dealers	1,120,184		
Increase in Accounts Payable and Accrued Expenses Payable	(29,403,441)		
Total Adjustments			(3,608,488)
Net Cash Provided by Operating Activities		$	24,119,775

CASH FLOWS FROM INVESTMENT ACTIVITIES:

Increase in Securities Owned (Net)	21,848,006	
Capital Expenditures	34,879	
Net Cash Used for Investing Activities		(21,882,885)
		2,236,890

CASH FLOWS FROM FINANCING ACTIVITIES:

Redemption of Preferred Stock - 257 Shares And Accrued Dividends	486,011	
Redemption of Common Stock - 18 Shares	1,751,158	
Net Cash Used for Financing Activities		2,237,169
Net Decrese in Cash and Cash Equivalents		(279)
Cash and Cash Equivalents at Beginning of Year		92,488
Cash and Cash Equivalents at End of Year		92,209

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MAY 31, 2000

1) General Business:
The company is registered as a broker/dealer in securities with the Securities and Exchange Commission. In this capacity, it executes principal and agency transactions. The Company conducts business primarily with broker/dealers for its own proprietary accounts and also introduces customer transactions to Bear Stearns Securities Corp. on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business. Wechsler & Co., Inc. does not do business in foreign currency, futures or forward contracts.

2) Significant Accounting Policies:
Securities sold, but not yet purchased include marketable securities stated at quoted market values, with unrealized gains and losses reflected in income. Subsequent market fluctuation of securities sold, but not yet purchased may require purchasing the securities at prices which may differ from the market values reflected on the statement of financial condition.

3) Capital Stock:
Capital stock consists of the following:

$1,000 Cumulative Preferred 6% No Par Value	
Authorized 10,000 Shares	
Issued and Outstanding 3,812.75 Shares	$795,652
Common Stock without Par Value	
Authorized 482 Shares	
Issued and Outstanding 178 Shares	$ 50,247

Cumulative dividends remain unpaid and undeclared
As of May 31, 2000 in the amount of $4,291,761.85

4) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to the net capital as defined, not to exceed 15 to 1. At May 31, 2000 the Company's net capital was $36,740,413 whereas the required net capital was $100,000. Aggregate indebtedness was $1,097,737. The percentage of aggregate indebteness to the net capital was 3%.

The corporation presently has under appeal to the appellate division of the Internal Revenue Service for the tax year ended May 31, 1992 and May 31, 1993 proposed adjustments to Income. The proposed additional tax claimed due by the Internal Revenue Service is $2,530,888.18 plus interest. The firm considers these to be without merit.

(Continue on next page)

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB statement No. 109 "Accounting for Income Taxes," are as follows:

	Current	Deferred	Total
Federal	$ 856,084	$ 22,887,020	$ 23,743,104
State	272,039	7,692,500	7,964,539
	$ 1,128,123	$ 30,579,520	$ 31,707,643

Deferred income taxes are applicable to unrealized appreciation of investment securities.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5/ 31/ 2000

COMPUTATION OF NET CAPITAL

. Total ownership equity from Statement of Financial Condition			51,733,880	3480
. Deduct Ownership equity not allowable for net capital			( )	3490
. Total ownership equity qualified for net capital			51,733,880	3500
. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
. Total capital and allowable subordinated liabilities			51,733,880	3530
. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	1,876,673	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
D. Other deductions and/or charges	190,652	3610	(2,067,325)	3620
. Other additions and/or allowable credits (List)				3630
. Net Capital before haircuts on securities positions			49,666,555	3640
. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
Contractual securities commitments		3660		
Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities	910,648	3733		
3. Options		3730		
4. Other securities	8,849,145	3734		
D. Undue concentration	3,166,349	3650		
E. Other (List)		3736	(12,926,142)	3740
10. Net Capital			36,740,413	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/95

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5 /31 /2000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	73,219	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)	36,640,413	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			1,097,737	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness			1,097,737	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			3%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		392

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WECHSLER & CO., INC. as of 5 /31 / 2000

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm BEAR STEARNS SECURITIES CORP. 4335	X	4570
D. (k) (3)-Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SEE NOTES TO FINANCIAL STATEMENTS

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS
CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
AMENDED
FILING MAY 31, 2000

Net Capital Per Corporation's Unaudited Form X-17A-5 Part IIA Amended Filing May 31, 2000	$ 36,740,413
Net Capital Per Computation Pursuant to Rule 17a-5(d) Audited Filing May 31, 2000	$ 36,740,413

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Wechsler & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wechsler & Co., Inc. for the year ended May 31, 2000 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Wechsler & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Asfod Buchs & Co. PC

New York, New York
December 14, 2001